UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release dated May 14, 2008 of Diana Shipping Inc. (the “Company”) reporting its financial results for the first quarter ended March 31, 2008 and declaring a cash dividend of $0.85 per share for the first quarter.

Exhibit 1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2008

DECLARES CASH DIVIDEND OF $0.85 PER SHARE
FOR THE FIRST QUARTER

ATHENS, GREECE, May 14, 2008 – Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $53.2 million for the first quarter of 2008.  This compared to net income of $21.4 million reported in the first quarter of 2007.

Voyage and time charter revenues were $78.9 million for the first quarter of 2008, compared to $38.5 million for the same period of 2007, due to an increase in prevailing time charter rates and the increase in operating days due to the enlargement of the Company’s fleet.

Dividend Declaration
The Company has declared a cash dividend on its common stock of $0.85 per share, based on its results of operations during the first quarter ended March 31, 2008. The cash dividend will be payable on or about June 5, 2008 to shareholders of record as of May 28, 2008. The Company has 74.4 million shares of common stock outstanding.

Chairman and Chief Executive Officer’s Comments
“This is certainly our strongest quarter ever and we believe that results for the remainder of the year will be equally strong, based on the fact that we have already secured $241 million to $247 million in revenues for the 95% to 97% of the operating days remaining for the year 2008. It should be noted that for the entire same period last year the gross revenues were $152 million. Our shareholders are being rewarded through the dividends for actively participating in the dry bulk industry today. Our latest dividend declaration of $0.85 per share is confirmation of the present favourable market conditions, but more importantly we believe that it also reflects the outcome of our prudent vessel acquisition and chartering strategy,” said Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping.

Fleet Employment Profile (As of May 7, 2008)
Currently Diana’s fleet is employed as follows:

Name	Sister ships [1]	Year Built	DWT	Employment [2]	Charter Expiration [3]
Nirefs	A	2001	75,311	$60,500	Feb 3, 2010 – Apr 3, 2010
Alcyon	A	2001	75,247	$34,500	Nov 21, 2012 – Feb 21, 2013
Triton	A	2001	75,336	$24,400	Oct. 17, 2009 – Jan 17, 2010 [4]
Oceanis	A	2001	75,211	$40,000	Jul 29, 2009 – Oct 29, 2009
Dione	A	2001	75,172	$82,000	Jan 7, 2009 – Mar 7, 2009
Danae	A	2001	75,106	$29,400	Feb 18, 2009 – May 18, 2009
Protefs	B	2004	73,630	$70,000	Aug 17, 2008 – Sep 16, 2008
Calipso	B	2005	73,691	$55,000	Jan 15, 2009 – Mar 15, 2009
Clio	B	2005	73,691	$27,000	Jan 27, 2009 – Mar 27, 2009
Thetis	B	2004	73,583	$60,250	Sep 2, 2008 – Nov 2, 2008
Naias	B	2006	73,546	$34,000	Aug 24, 2009 – Oct 24, 2009
Erato	C	2004	74,444	$80,300	Jan 1, 2009 – Mar 1, 2009
Coronis	C	2006	74,381	$27,500	Jan 18, 2009 – Apr 9, 2009
Sideris GS	D	2006	174,186	$43,000	Nov 30, 2008
				$39,000	Nov 30, 2009
				$36,000	Oct 15, 2010 – Jan 15, 2011 [5]
Aliki	-	2005	180,235	$52,000	May 1, 2009
				$45,000	Mar 1, 2011 – Jun 1, 2011 [5]
Semirio	D	2007	174,261	$51,000	Jun 15, 2009
				$31,000	Apr 30, 2011 – Jul 30, 2011 [5]
Boston	D	2007	177,828	$52,000	Sep 28, 2011 – Dec 28, 2011 [6]
Salt Lake City	-	2005	171,810	$55,800	Aug 28, 2012 – Oct 28, 2012
Norfolk	-	2002	164,218	$74,750	Jan 12, 2013 – Mar 12, 2013
Hull H1107 [7,8,9]	D	2010	177,000	$48,000	Feb 28, 2015 – Jun 30, 2015
Hull H1108 [7,8,9]	D	2010	177,000	-	-
		Total:	2,364,887

[1] Each vessel is a sister ship of the other vessels that have the same letter.
[2] Gross time charter rate per day.
[3] Charterers’ optional period to redeliver the vessel to owners. Charterers have the right to add the off-hire days, if any, and therefore the optional period may be extended.
[4] The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised, must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

[5] The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

[6] The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

[7] Expected to be delivered to owners in the second quarter of 2010.
[8] Based on latest possible date of delivery from the yard to the owners.
[9]  The Company has the option to deliver either Hull H1107 or Hull H1108 to the charterer. The gross rate will vary as follows: US$50,000 per day for delivery between October 1, 2009 and January 31, 2010 or US$48,000 per day for delivery between February 1, 2010 and April 30, 2010.

Summary of Selected Financial & Other Data

	Three Months Ended March 31,
	2008	2007
	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$78,876	$38,508
Voyage expenses	2,594	1,676
Vessel operating expenses	9,213	6,521
Net income	53,215	21,446
FLEET DATA
Average number of vessels	18.5	15.0
Number of vessels	19.0	15.0
Weighted average age of fleet (in years)	3.5	4.0
Ownership days	1,688	1,350
Available days	1,688	1,350
Operating days	1,684	1,323
Fleet utilization	99.8%	98.0%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$45,191	$27,283
Daily vessel operating expenses (2)	$5,458	$4,830
_____________
(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Daylight Time) on Wednesday, May 14, 2008.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link.  The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under “Events”.  The conference call also may be accessed by telephone by dialing 1-800-762-9441 (for U.S.-based callers) or 1-480-629-9041 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net.  A telephone replay will be available by dialing 1-800-406-7325 (for U.S.-based callers) or 1-303-590-3030 (for international callers); callers must use the PIN number 3866085.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended March 31,
	2008	2007
	(unaudited)	(unaudited)
REVENUES:
Voyage and time charter revenues	$78,876	$38,508
EXPENSES:
Voyage expenses	2,594	1,676
Vessel operating expenses	9,213	6,521
Depreciation and amortization of deferred charges	10,253	4,800
General and administrative expenses	3,589	2,154
Foreign currency losses (gains)	(9)	(70)
Operating income	53,236	23,427

OTHER INCOME (EXPENSES):

Interest and finance costs	(1,518)	(2,128)
Interest Income	552	147
Insurance settlements for vessel un-repaired damages	945	-

Total other income (expenses), net	(21)	(1,981)

Net Income	$53,215	$21,446

Earnings/(losses) per common share, basic and diluted	$0.71	$0.40

Weighted average number of common shares, basic	74,375,000	53,325,000

Weighted average number of common shares, diluted	74,404,038	53,325,000

BALANCE SHEET DATE
	March 31, 2008	December 31, 2007
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	24,579	16,726
Other current assets	4,470	4,788
Advances for vessels under construction and acquisitions and other vessel costs	26,445	53,104
Vessels’ net book value	993,060	867,632
Other fixed assets, net	925	956
Other non-current assets	612	1,136
Total assets	1,050,091	944,342

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	19,696	20,964
Long-term debt	196,990	98,819
Deferred revenue, non-current portion	23,995	23,965
Other non-current liabilities	1,315	1,120
Total stockholders’ equity	808,095	799,474
Total liabilities and stockholders’ equity	1,050,091	944,342

OTHER FINANCIAL DATA
	Three Months Ended March 31,
	2008	2007
	(unaudited)	(unaudited)
Net cash from operating activities	$61,898	$28,133
Net cash used in investing activities	(107,875)	(31,176)
Net cash from / (used in) financing activities	53,830	(2,403)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: May 14, 2008	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

SK 23159 0002 883779